SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 5, 2006

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

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information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

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Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	France Telecom Press release dated December 5, 2006 re. the acquisition of a 54% stake in the Silicomp Group.

press release

Paris, December 5, 2006

France Telecom acquires a 54% stake in the Silicomp Group from its reference shareholders

On December 4, 2006, France Telecom signed an agreement with all of the Silicomp Group’s reference shareholders for them to sell a controlling interest, representing approximately 54% of the company’s capital and the majority of voting rights, for a total of 50 million euros paid in cash, based on a price of 20 euros per share.

Silicomp, listed on the regulated Euronext Eurolist market since June 16, 1998, is specialized in the integration of software components for real-time industrial applications as well as network and system security.

This transaction’s completion is notably subject to approval by the relevant competition authorities.

In accordance with the stock market regulations in force, France Telecom will be making an irrevocable standing market offer to the Silicomp Group’s minority shareholders and to holders of Silicomp 2007 equity warrants, based on the same price per share as for the acquisition of the controlling interest, i.e. 20 euros per share and 1.40 euros per Silicomp 2007 warrant – a premium of over 37% on the average share price for the month prior to the project being announced on November 9.

The Silicomp Group’s acquisition is in line with France Telecom’s strategy to provide dedicated convergent communications solutions and services for businesses and develop its position on this market. As Barbara Dalibard, Executive Director, Orange Business Services explains: “this acquisition will dovetail with Orange Business Services’ integration services offering for business networks and critical communications applications, drawing on Silicomp’s expertise on key technologies (IP v6, smartcards, M2M, ToIP, wireless technologies, real-time systems, security, etc.). This will enable Orange Business Services to further strengthen its position, confirming it as one of the leading French players for integrated communications services”.

For Silicomp, “this acquisition marks a major step forwards in the Silicomp Group’s strategy on the convergent solutions market. Joining one of the world’s leading groups like France Telecom will enable us to consolidate our presence with our clients and provide them with complete solutions, capitalizing on the global reach of Orange Business Services”, confirms Jean Michel Gliner, Chairman of the Silicomp Group.

With products, services and areas of expertise that dovetail well with one another, this operation will enable France Telecom and the Silicomp Group to meet the requirements of businesses even more effectively and comprehensively on critical communications applications, notably associated with the strong development of communicating objects, while guaranteeing the security of their information exchanges.

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, serves more than 153 million customers on five continents (220 countries or territories) as of September 30, 2006 and had consolidated sales of 49 billion euros by IFRS standards in 2005 (38.4 billion euros for the year-to-date at September 30, 2006). Launched in June 2005, the NExT program (New Experience in Telecommunications) will allow the Group to pursue its transformation as an integrated operator and to make France Telecom the benchmark for new telecommunications services in Europe. On June 2006, Orange thus became the Group’s single brand for Internet, television and mobile in France, the United Kingdom, the Netherlands and Spain, and Orange Business Services the brand name for the services offered to businesses worldwide. France Telecom is number two mobile operator and provider of Internet services in Europe and amongst the world leaders in providing telecommunication services to multinational companies.

France Telecom (NYSE:FTE) is listed on Euronext Paris Eurolist market and on the New York Stock Exchange.

About Groupe Silicomp

Founded in 1983 by Jean-Michel Gliner, CEO and major shareholder until France Telecom takeover, Groupe Silicomp is a the first Information Technology Solutions provider. The Group is active in consulting and implementation services, and is a recognised specialist in computer security. The Group’s unique know-how for developing communication systems for your future needs is reflected in its control and integration of network systems, industrial applications and real-time, on-board computing. With a presence on three continents, Groupe Silicomp is the preferred partner of major manufactures. For more information, please visit our website at www.silicomp.fr

Press Contacts:

France Telecom: +33 1 44 44 93 93

Nilou du Castel

nilou.ducastel@orange-ftgroup.com

Sébastien Audra

sebastien.audra@orange-ftgroup.com

Bertrand Deronchaine

bertrand.deronchaine@orange-ftgroup.com

Fabienne Moiteaux

fabienne.moiteaux@orange-ftgroup.com

Silicomp: +33 1 46 47 40 96

Bernard Garrigou-Torchy

BGTcom@wanadoo.fr

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: December 5, 2006	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information